NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER OF 2007

  Commercial production at Island Gold effective October 1, 2007

  Beaufor Mine resumes operations after headframe structure replacement project; on track to exceed 2007 production target of 25,000 ounces of gold

  $29.3 million in cash and cash equivalents with no long-term debt

MONTREAL, Quebec, Canada, November 1, 2007 - Richmont Mines Inc. (RIC: AMEX-TSX) reports financial and operational results for its third quarter which ended September 30, 2007. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Revenue for the third quarter was $5,330,782 compared with $8,127,447 in the third quarter of 2006. The decrease was a result of a five-week shut-down at the Beaufor Mine for the replacement of its headframe structure, partially offset by a 46% improvement in the recovered grade. In the third quarter, 6,201 ounces of gold were sold at an average price of US$651 per ounce compared with 10,653 ounces of gold in the same period the prior year at an average price of US$608 per ounce. The planned closure of the East Amphi Mine, which processed the remaining ore inventory in July 2007, also contributed to the reduction in the number of ounces of gold available for sale.

Total precious metals revenue was $4,442,805 in the third quarter of 2007 compared with $7,354,250 in the same period the prior year. Included in third quarter 2007 total revenue was a gain of $553,400 on the sale of surface equipment used at the East Amphi Mine.

Operating costs for the third quarter of 2007 were $3,924,819, a 35% decrease compared with $6,055,774 in the same period the prior year. The cash cost per ounce of gold sold was US$576 in the third quarter compared with US$502 in the same period the prior year. Because of lower sales due to the Beaufor Mine shut-down, fixed costs per ounce produced were significantly higher in the quarter.

Exploration and project evaluation costs were $1,376,361 in the third quarter of 2007 and were reduced to $1,301,335 by a tax credit of $75,026. Exploration and project evaluation costs were $796,427 in the same period the prior year. Exploration costs included approximately $0.8 million incurred in the Valentine Lake exploration project and $0.5 million for exploration at the Beaufor Mine.

The $350,177 mining and tax expense for the quarter included a reversal of a portion of exploration tax credits earned in prior years, which had been recognized in the six-month period ended June 30, 2007. The reversal was a result of the $1,243,776 loss before other items incurred during the three-month period ended September 30, 2007.

Net loss for the third quarter of 2007 was $1,479,890, or $0.06 per share, compared with a net loss of $437,952, or $0.02 per share, in the third quarter of 2006.

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Richmont Mines Reports Results for Third Quarter of 2007
November 1, 2007

At September 30, 2007, cash and cash equivalents were $29,304,582, or $1.21 per share, an increase from $24,173,032 at June 30, 2007 and from $16,125,624 at December 31, 2006. In the quarter, $2,000,000 being held in escrow was released after the settlement of the East Amphi Mine sale. An additional $5,000,000 million in cash was generated from the sale of 909,000 shares of Osisko Exploration received from the sale of the East Amphi Mine. The remaining 200,000 shares of Osisko Exploration are being held as short-investments with a fair market value of $1,080,000 at September 30, 2007.

The increase in cash in the third quarter was partially offset by expenditures of $0.7 million for the headframe structure replacement at Beaufor Mine and $1.2 million for Island Gold development. Richmont Mines has no long-term debt obligations.

Island Gold Property

Island Gold development: During the third quarter of 2007, the mill at Island Gold processed 44,977 tonnes of development ore, and a total of 7,202 ounces of gold were sold at an average price of US$643 per ounce. The $5.1 million in proceeds from these gold sales were applied against the development charges on the property in accordance with applicable accounting standards.

Pre-production operations at the Island Gold mine during the third quarter included the development, drilling and ore recovery from the initial stope. In addition to development ore, approximately 13,700 tonnes of ore from the initial stope was processed at the on-site mill in the third quarter at the rate of approximately 500 to 525 tonnes per day. The mill is expected to be fully operational in the first quarter of 2008 and have the capacity to process approximately 675 tonnes of ore per day with a targeted 95% gold recovery rate.

Ore from the second stope was also extracted in the third quarter and processed through the mill in October 2007. The stope sequencing plan calls for the development and drilling of five additional stopes in the fourth quarter of 2007 in order to advance production, build ore inventory for processing and achieve the designed mill capacity in the first quarter of 2008.

Mr. Martin Rivard, President and CEO of Richmont Mines, commented, "We are pleased to announce the start of commercial production at Island Gold as of October 1, 2007. The fourth quarter will be a transition period with a gradual increase in the tonnage of ore processed. We anticipate consistent improvement at the Island Gold property during the fourth quarter and plan to reach our designed capacity at the beginning of 2008. "

As previously reported, the Island Gold proven and probable reserves have been assessed at 1,013,854 tonnes of ore at an average diluted grade of 8.55 g/t, for a total of 278,711 ounces of gold at the project, representing more than four years production. In addition to the reserves, a total of 454,705 tonnes at an average grade of 10.26 g/t, or 149,972 ounces of gold, were categorized as measured and indicated resources, while inferred resources were evaluated at 610,728 tonnes at a grade of 9.96 g/t, or 195,549 ounces of gold. The results of the reserve calculation were completed by the independent firm Genivar and a technical report prepared according to the requirements of Regulation 43-101 was filed on SEDAR on May 25, 2007.

Beaufor Mine

Beaufor Mine operations: During the third quarter of 2007, 13,934 tonnes of ore from the Beaufor Mine were processed at an average recovered grade of 8.40 g/t, and 3,761 ounces of gold were sold at an average price of US$660 per ounce. In the same quarter the prior year, 27,052 tonnes of ore were processed at an average recovered grade of 5.75 g/t, and 5,000 ounces of gold were sold at an average price of US$607 per ounce. The Beaufor Mine was shut down for a five-week period during the third quarter to replace the wooden headframe structure and resumed operations on August 21, 2007, while milling at the Camflo Mill resumed on September 6, 2007.

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Richmont Mines Reports Results for Third Quarter of 2007
November 1, 2007

Excluding the shut down period, more gold was recovered on a per day basis in the third quarter than the prior year. Due to the reduction in volume from fewer operating days, the cash cost of production in the third quarter of 2007 was US$584 per ounce sold compared with US$540 in the third quarter of 2006.

Mr. Rivard continued, "Our results at the Beaufor Mine have been very positive this year, and we expect production in the fourth quarter to return to the pre-shut down level of close to 10,000 tonnes per month. We anticipate the recovered grade to meet expectations and remain in the 7 to 8 g/t range and total 2007 gold production to exceed our target of 25,000 ounces."

Beaufor Mine exploration: A $1.8 million exploration program is in process at Beaufor to uncover potential new faults that may contain gold-bearing zones. Additionally, drilling efforts were underway in the third quarter to define the magnitude of the extensions of the two main zones of the deposit. Of the 25,000 metres of drilling planned for 2007, 6,658 metres were completed in the third quarter, for a total of 18,848 metres since the beginning of the year. Over $1.3 million has been invested in exploration at Beaufor in the first nine months of 2007.

Separately, the Company announced today an exploration update on the Beaufor Mine. In brief, the underground and surface drilling program uncovered promising zones with the same type of mineralization of the zones currently being mined at the Beaufor Mine. In light of the encouraging results, the exploration program was expanded in the third quarter of 2007 to further evaluate the new zones.

East Amphi Mine

The sale of the East Amphi property was completed on June 29, 2007. During the third quarter, the remaining ore inventory was processed through the mill and was completed in July 2007. In the quarter, 29,027 tonnes at an average recovered grade of 2.61 g/t was processed, and 2,440 ounces of gold sold at an average price of US$638 per ounce. In the third quarter the prior year, 48,845 tonnes at an average recovered grade of 3.60 g/t was processed, and 5,653 ounces of gold was sold at an average price of US$610 per ounce.

Valentine Lake

In the third quarter of 2007, $780,733 was invested in the exploration program at Valentine Lake, bringing the nine-month total to $1,019,129. Richmont Mines has completed the exploration expenditures required in order to acquire a 70% interest in the property by meeting its obligation of spending more than a total of $2.5 million in exploration by October 31, 2007.

Exploration results were reported separately on October 30, 2007. or the remainder of the year, Richmont Mines will be finalizing the acquisition of 70% of the property, formalizing the joint venture agreement with Mountain Lake Resources and developing a plan for the further advancement of this property.

Nine-Month Review

For the nine-month period ending September 30, 2007, revenue was $35,779,219 compared with $25,717,427 in the first nine months of 2006. Revenue in 2007 was positively impacted from the $7.5 million sale of the East Amphi property in the second quarter and a 13% higher average price per ounce of gold.

In the first nine-months of 2007, 35,244 ounces of gold were sold at an average price of US$675 per ounce compared with 35,764 ounces of gold in the first nine months of 2006 at an average price of US$597 per ounce. The cash cost per ounce was US$471 for the first nine months of 2007, down 12% when compared with US$535 in the same period the prior year.

Island Gold development: During the nine-month period ended September 30, 2007, 124,161 tonnes of development ore were processed, and a total of 23,031 ounces of gold were sold at an average price of US$662 per ounce for proceeds of $16,774,926. These proceeds were applied against development charges on the property in accordance with applicable accounting standards.

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Richmont Mines Reports Results for Third Quarter of 2007
November 1, 2007

Beaufor Mine production: During the nine-month period ended September 30, 2007, 83,508 tonnes of ore at an average recovered grade of 8.41 g/t were processed, and 22,569 ounces of gold were sold at an average price of US$673 per ounce. In the same period the prior year, 112,492 tonnes ore at an average recovered grade of 5.60 g/t were processed, and 20,265 ounces of gold were sold at an average price of US$596 per ounce. The cash cost of production per ounce declined 19% to US$464 per ounce for the first nine months of 2007 compared with US$574 per ounce in the corresponding period in 2006 as a result of improvements in productivity, refocused operations and improved mining plans put into place in the first half of 2007.

East Amphi production: For the first nine months of 2007, 128,189 tonnes of ore were processed at an average recovered grade of 3.08 g/t, and 12,675 ounces of gold were sold at an average price of US$679 per ounce. From the period of February through September 2006, 138,784 tonnes of ore were processed at an average recovered grade of 3.47 g/t, and 15,499 ounces of gold were sold at an average price of US$597 per ounce.

Outlook

Mr. Rivard concluded, "Our primary objectives for the remainder of the year are to continue advancing the Island Gold Mine in order to reach full mill capacity in the first quarter of 2008 and to maintain efficiencies at the Beaufor Mine. We have had consistently good results at Beaufor and expect continued strong production from this property for the remainder of the year and into 2008. Our third objective is to seek out new acquisition and joint venture opportunities in North America."

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com

National Instrument 43-101 (NI 43-101)

The reserve and resource calculation of the Island Gold property as of May 15, 2007 was performed by qualified persons as defined by NI 43-101 and was supervised by Mr. Michel Garon, Eng., of GENIVAR, qualified person under the terms of this standard.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in and Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

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Richmont Mines Reports Results for Third Quarter of 2007
November 1, 2007

Cautionary note to U.S. investors concerning resource estimates

Resource estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact Investor Relations:

Tammy Swiatek	Ticker symbol: RIC
Investor Relations	Listings: TSX – Amex
Kei Advisors LLP	Web Site: www.richmont-mines.com
Phone: 716 843-3853
E-mail: tswiatek@keiadvisors.com

FINANCIAL STATEMENTS FOLLOW.

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Richmont Mines Reports Results for Third Quarter of 2007
November 1, 2007

FINANCIAL DATA

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
CAN$	2007	2006	2007	2006

Results ($)
Revenues	5,330,782	8,127,447	35,779,219	25,717,427
Net earnings (loss)	(1,479,890)	(437,952)	7,657,624	716,446
Cash flow from (used in) operations	(1,582,944)	415,183	7,200,148	2,299,544

Results per share ($)
Net earnings (loss) basic and diluted	(0.06)	(0.02)	0.32	0.03

Weighted average number of common shares outstanding	24,107,594	24,237,853	24,190,831	22,458,943

Average selling price of gold per ounce	US$651	US$608	US$675	US$597

	September 30, 2007	December 31, 2006

Financial position ($)
Total assets	85,473,780	78,498,120
Working capital	33,143,249	21,170,805
Long-term debt	-	-

SALES AND PRODUCTION DATA

	Three-month period ended September 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
Beaufor Mine	2007	3,761	3,870	US$584
	2006	5,000	4,974	US$540
East Amphi Mine	2007	2,440	2,380	US$565
	2006	5,653	5,634	US$468
Total	2007	6,201	6,250	US$576
	2006	10,653	10,608	US$502

	Nine-month period ended September 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
Beaufor Mine	2007	22,569	22,399	US$464
	2006	20,265	20,190	US$574
East Amphi Mine	2007	12,675	11,718	US$483
	2006	15,499	14,298	US$485
Total	2007	35,244	34,117	US$471
	2006	35,764	34,488	US$535

Average exchange rate used for the third quarter of 2006: US$1 = CAN$1.1341

2007 estimated exchange rate: US$1 = CAN$1.1000

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Richmont Mines Reports Results for Third Quarter of 2007
November 1, 2007

CONSOLIDATED STATEMENTS OF INCOME

	(in Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$

REVENUES
Precious metals	4,442,805	7,354,250	26,177,744	24,209,809
Gain on disposal of assets	553,400	180,000	8,424,857	540,959
Other	334,577	593,197	1,176,618	966,659

	5,330,782	8,127,447	35,779,219	25,717,427

EXPENSES
Operating costs	3,868,406	6,024,526	17,884,440	21,591,631
Royalties	56,413	31,248	338,535	126,656
Custom milling	-	176,740	-	176,740
Administration	687,116	653,021	2,322,641	2,056,837
Exploration and project evaluation	1,301,335	796,427	2,830,795	1,764,712
Accretion expense - asset retirement obligations	44,057	52,166	133,840	154,431
Depreciation and depletion	617,231	710,229	4,550,436	2,176,796

	6,574,558	8,444,357	28,060,687	28,047,803

EARNINGS (LOSS) BEFORE OTHER ITEMS	(1,243,776)	(316,910)	7,718,532	(2,330,376)

MINING AND INCOME TAXES	350,177	292,612	42,775	(2,589,537)

	(1,593,953)	(609,522)	7,675,757	259,161

MINORITY INTEREST	(114,063)	(171,570)	18,133	(457,285)

NET EARNINGS (LOSS)	(1,479,890)	(437,952)	7,657,624	716,446

NET EARNINGS (LOSS) PER SHARE
Basic and diluted	(0.06)	(0.02)	0.32	0.03

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	24,107,594	24,237,853	24,190,831	22,458,943

See accompanying notes to consolidated financial statements available on SEDAR.

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Richmont Mines Reports Results for Third Quarter of 2007
November 1, 2007

CONSOLIDATED BALANCE SHEETS

	(in Canadian dollars)
	September 30,	December 31,
	2007	2006
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	29,304,582	16,125,624
Short-term investments	1,711,540	756,564
Accounts receivable	2,947,435	2,598,791
Mining and income taxes receivable	1,722,718	2,192,543
Inventories	2,237,299	5,393,024

	37,923,574	27,066,546

ADVANCE TO A MINORITY PARTNER	2,250,000	3,375,000

PROPERTY, PLANT AND EQUIPMENT	45,300,206	48,001,460

FUTURE MINING AND INCOME TAXES	-	55,114

	85,473,780	78,498,120

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	4,780,325	5,853,099
Mining and income taxes payable	-	42,642

	4,780,325	5,895,741

ASSET RETIREMENT OBLIGATIONS	3,337,324	3,332,712

MINORITY INTERESTS	13,887,915	12,744,782

FUTURE MINING AND INCOME TAXES	1,255,475	1,834,617

	23,261,039	23,807,852

SHAREHOLDERS’ EQUITY

Capital stock	61,016,560	61,340,630
Contributed surplus	4,928,070	4,590,718
Deficit	(3,660,245)	(11,241,080)
Accumulated other comprehensive income	(71,644)	-

	62,212,741	54,690,268

	85,473,780	78,498,120

See accompanying notes to consolidated financial statements available on SEDAR.

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Richmont Mines Reports Results for Third Quarter of 2007
November 1, 2007

CONSOLIDATED STATEMENTS OF CASH FLOW

	(in Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net earnings (loss)	(1,479,890)	(437,952)	7,657,624	716,446
Adjustments for:
Depreciation and depletion	617,231	710,229	4,550,436	2,176,796
Stock-based compensation	128,966	147,214	411,462	284,690
Accretion expense - asset retirement obligations	44,057	52,166	133,840	154,431
Gain on disposal of mining assets	(553,899)	(300,000)	(8,004,853)	(275,546)
Minority interests	(114,063)	(171,570)	18,133	(457,285)
Future mining and income taxes	39,466	397,491	(524,028)	(2,104,671)

	(1,318,132)	397,578	4,242,614	494,861

Net change in non-cash working capital items	(264,812)	17,605	2,957,534	1,804,683

	(1,582,944)	415,183	7,200,148	2,299,544

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Disposal of mining assets	5,909,194	-	8,397,494	58,100
Development project - Island Gold	(1,285,664)	(7,331,792)	(2,840,503)	(16,716,316)
Property, plant and equipment - Beaufor Mine	(761,821)	(535,057)	(842,946)	(1,707,496)
Property, plant and equipment - East Amphi Mine	-	73,373	(34,250)	(762,347)
Disposal of other property, plant and equipment	37,753	(319,647)	123,984	(628,318)
Decrease in an advance to a minority partner	375,000	-	750,000	1,300,000
Trust account	2,000,000	-	-	-
Redemption of shares held by minority interests	-	-	-	(12,600)

	6,274,462	(8,113,123)	5,553,779	(18,468,977)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of common shares	-	-	183,480	15,524,129
Redemption of common shares	(324,968)	-	(658,449)	-
Contribution from a minority partner	765,000	3,105,500	900,000	3,105,500
Common share issue costs	-	(21,116)	-	(1,413,268)

	440,032	3,084,384	425,031	17,216,361

Net increase (decrease) in cash and cash equivalents	5,131,550	(4,613,556)	13,178,958	1,046,928

Cash and cash equivalents, beginning of period	24,173,032	20,338,962	16,125,624	14,678,478

Cash and cash equivalents, end of period	29,304,582	15,725,406	29,304,582	15,725,406

See accompanying notes to consolidated financial statements available on SEDAR.

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